UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – December 2013

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

December, 2013

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF DECEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Dec-12	Nov-13	Dec-13	Dec-13 Vs. Nov-13	Dec-13 Vs. Dec-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	6,381,916	9,201,322	7,586,261	(17.6)	18.9
Interbank and overnight funds	1,582,341	292,894	1,477,726	404.5	(6.6)
Total Cash and cash equivalents	7,964,257	9,494,216	9,063,987	(4.5)	13.8
INVESTMENT SECURITIES
Debt securities	10,799,144	12,555,819	12,828,053	2.2	18.8
Trading	2,521,916	2,775,617	2,986,539	7.6	18.4
Available for Sale	5,451,417	6,873,588	6,934,919	0.9	27.2
Held to maturity	2,825,812	2,906,614	2,906,596	(0.0)	2.9
Equity securities	8,291,321	9,937,656	11,102,313	11.7	33.9
Trading	33,946	38,626	43,215	11.9	27.3
Available for Sale	8,257,374	9,899,031	11,059,098	11.7	33.9
Allowance	(2,917)	(3,037)	(3,028)	(0.3)	3.8
Total investment securities, net	19,087,548	22,490,438	23,927,338	6.4	25.4
LOANS AND FINANCIAL LEASES
Commercial loans	40,087,762	44,550,993	44,925,073	0.8	12.1
Consumer loans	18,628,333	20,494,256	20,657,417	0.8	10.9
Microcredit	290,916	334,857	341,857	2.1	17.5
Mortgage loans	1,071,165	1,787,742	1,877,803	5.0	75.3
Financial leases	5,647,239	5,875,046	6,104,929	3.9	8.1
Allowance for loans and financial leases losses	(2,298,451)	(2,598,293)	(2,614,938)	0.6	13.8
Total loans and financial leases, net	63,426,964	70,444,602	71,292,141	1.2	12.4
Interest accrued on loans and financial leases	696,935	702,760	678,278	(3.5)	(2.7)
Allowance on Interest accrued on loans and financial leases	(76,928)	(85,638)	(84,107)	(1.8)	9.3
Interest accrued on loans and financial leases, net	620,007	617,122	594,170	(3.7)	(4.2)
Bankers' acceptances, spot transactions and derivatives	368,893	364,436	343,458	(5.8)	(6.9)
Accounts receivable, net	1,092,659	1,093,621	1,076,530	(1.6)	(1.5)
Property, plant and equipment, net	806,688	868,814	860,339	(1.0)	6.7
Operating leases, net	366,981	365,249	410,564	12.4	11.9
Foreclosed assets, net	66,880	57,913	60,774	4.9	(9.1)
Prepaid expenses and deferred charges	541,407	432,414	410,049	(5.2)	(24.3)
Goodwill, net	513,371	490,755	488,629	(0.4)	(4.8)
Other assets, net	326,123	1,175,029	454,346	(61.3)	39.3
Reappraisal of assets	1,926,826	2,167,154	2,156,871	(0.5)	11.9
Total assets	97,108,605	110,061,762	111,139,196	1.0	14.4
LIABILITIES
DEPOSITS
Checking accounts	14,418,196	14,721,082	16,777,968	14.0	16.4
Time deposits	17,353,451	19,246,846	18,045,719	(6.2)	4.0
Savings deposits	31,983,012	39,601,811	39,449,172	(0.4)	23.3
Other	726,479	610,272	888,155	45.5	22.3
Total deposits	64,481,139	74,180,011	75,161,014	1.3	16.6
Bankers' acceptances, spot transactions and derivatives	306,071	430,638	366,635	(14.9)	19.8
Interbank borrowings and overnight funds	1,374,582	1,972,802	1,438,452	(27.1)	4.6
Borrowings from banks and other	5,385,777	4,555,178	4,984,356	9.4	(7.5)
Accrued interest payable	282,065	247,668	277,346	12.0	(1.7)
Other accounts payable	2,036,701	2,262,300	1,894,417	(16.3)	(7.0)
Bonds	5,692,972	6,839,134	6,833,088	(0.1)	20.0
Estimated Liabilities	574,437	1,161,851	324,395	(72.1)	(43.5)
Other liabilities	821,051	871,298	926,266	6.3	12.8
Total liabilities	80,954,795	92,520,879	92,205,969	(0.3)	13.9
Total shareholders' equity	16,153,810	17,540,883	18,933,227	7.9	17.2
Total liabilities and shareholders' equity	97,108,605	110,061,762	111,139,196	1.0	14.4

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF DECEMBER, 2013

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Dec-12	Dec-13	Dec-13 Vs. Dec-12	Nov-13	Dec-13	Dec-13 Vs. Nov-13
INTEREST INCOME
Interest on loans	6,541,242	6,788,182	3.8	567,554	579,237	2.1
Interest on investment securities	788,582	742,855	(5.8)	48,059	48,056	(0.0)
Interbank and overnight funds	136,347	122,314	(10.3)	8,956	11,094	23.9
Financial leases	566,099	593,783	4.9	46,741	49,039	4.9
Total Interest Income	8,032,270	8,247,134	2.7	671,310	687,426	2.4
INTEREST EXPENSE
Checking accounts	128,458	112,147	(12.7)	9,141	9,289	1.6
Time deposits	964,049	884,655	(8.2)	66,457	65,899	(0.8)
Saving deposits	1,135,585	1,078,300	(5.0)	96,020	100,401	4.6
Total interest expense on deposits	2,228,092	2,075,102	(6.9)	171,617	175,589	2.3
Borrowings from banks and others	210,091	138,638	(34.0)	10,253	9,829	(4.1)
Interbank and overnight funds (expenses)	97,247	69,644	(28.4)	6,429	2,268	(64.7)
Bonds	376,514	396,839	5.4	32,301	32,822	1.6
Total interest expense	2,911,943	2,680,223	(8.0)	220,600	220,508	(0.0)
Net Interest Income	5,120,327	5,566,911	8.7	450,710	466,918	3.6
Provisions for loan and financial lease losses, accrued interest and other, net	891,180	1,169,292	31.2	96,647	110,246	14.1
Recovery of charged-off assets	(138,554)	(146,595)	5.8	(9,898)	(15,427)	55.9
Provision for investment securities, foreclosed assets and other assets	37,020	33,989	(8.2)	2,674	4,192	56.8
Recovery of provisions for investments securities, foreclosed assets and other assets	(27,200)	(17,896)	(34.2)	(1,589)	(2,382)	49.9
Total provisions, net	762,447	1,038,790	36.2	87,833	96,628	10.0
Net interest income after provisions	4,357,880	4,528,122	3.9	362,877	370,290	2.0
FEES AND OTHER SERVICES INCOME
Commissions from banking services	915,468	1,005,605	9.8	84,641	99,701	17.8
Branch network services	28,705	30,014	4.6	2,455	2,702	10.1
Credit card merchant fees	161,397	194,577	20.6	15,903	24,589	54.6
Checking fees	71,656	66,255	(7.5)	5,272	5,539	5.1
Other	84,718	92,174	8.8	8,513	8,279	(2.8)
Total fees and other services income	1,261,944	1,388,625	10.0	116,784	140,809	20.6
Fees and other services expenses	342,775	371,548	8.4	31,367	35,476	13.1
Fees and other services income, net	919,169	1,017,077	10.7	85,417	105,333	23.3
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(128,113)	219,402	271.3	60,546	(8,017)	(113.2)
Gains (losses) on derivative operations, net	235,114	(55,710)	(123.7)	(51,469)	25,467	149.5
Gains on sales of investments in equity securities, net	(4)	-	100.0	-	-	N.A.
Dividend Income	904,276	1,111,360	22.9	119,475	119,116	(0.3)
Other	178,002	185,438	4.2	15,794	15,923	0.8
Total other operating income	1,189,276	1,460,491	22.8	144,346	152,489	5.6
Total operating income	6,466,326	7,005,690	8.3	592,640	628,112	6.0
OPERATING EXPENSES
Salaries and employee benefits	1,159,097	1,252,808	8.1	106,434	107,193	0.7
Bonus plan payments	32,664	34,891	6.8	2,282	3,166	38.8
Termination payments	4,210	4,463	6.0	503	(993)	(297.4)
Administrative and other expenses	1,814,041	2,084,970	14.9	184,911	197,415	6.8
Insurance on deposit, net	167,495	195,102	16.5	17,359	18,315	5.5
Charitable and other donation expenses	9,414	2,723	(71.1)	127	220	72.7
Depreciation	219,353	234,509	6.9	21,413	21,102	(1.5)
Goodwill amortization	23,148	24,743	6.9	2,126	2,126	(0.0)
Total operating expenses	3,429,422	3,834,208	11.8	335,154	348,545	4.0
Net operating income	3,036,904	3,171,482	4.4	257,486	279,567	8.6
NON-OPERATING INCOME (EXPENSE)
Other income	295,588	262,780	(11.1)	14,928	27,938	87.2
Other expenses	68,366	81,141	18.7	6,570	9,859	50.1
Non-operating income (expense), net	227,222	181,640	(20.1)	8,358	18,079	116.3
Income before income tax expense	3,264,126	3,353,122	2.7	265,844	297,646	12.0
Income tax expense	860,660	894,141	3.9	70,426	77,501	10.0
Net income	2,403,466	2,458,981	2.3	195,418	220,145	12.7

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Dec-12	Nov-13	Dec-13	Dec-13 Vs. Nov-13	Dec-13 Vs. Dec-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	3,330,948	4,798,503	3,888,519	(19.0)	16.7
Interbank and overnight funds	1,059,652	95,801	969,068	911.5	(8.5)
Total Cash and cash equivalents	4,390,600	4,894,304	4,857,587	(0.8)	10.6
INVESTMENT SECURITIES
Debt securities	5,093,922	5,564,839	5,365,855	(3.6)	5.3
Trading	828,848	1,123,922	1,155,545	2.8	39.4
Available for Sale	2,813,891	3,037,169	2,809,352	(7.5)	(0.2)
Held to maturity	1,451,182	1,403,748	1,400,958	(0.2)	(3.5)
Equity securities	6,525,266	7,763,153	8,906,609	14.7	36.5
Trading	-	-	-	N.A.	N.A.
Available for Sale	6,525,266	7,763,153	8,906,609	14.7	36.5
Allowance	(701)	(749)	(747)	(0.3)	6.5
Total investment securities, net	11,618,487	13,327,243	14,271,717	7.1	22.8
LOANS AND FINANCIAL LEASES
Commercial loans	23,465,586	26,638,226	26,485,104	(0.6)	12.9
Consumer loans	6,116,852	6,715,830	6,803,699	1.3	11.2
Microcredit	256,989	308,690	316,304	2.5	23.1
Mortgage loans	172,411	685,260	750,699	9.5	335.4
Financial leases	1,306,650	1,431,136	1,454,185	1.6	11.3
Allowance for loans and financial leases losses	(1,007,535)	(1,166,776)	(1,182,092)	1.3	17.3
Total loans and financial leases, net	30,310,953	34,612,366	34,627,899	0.0	14.2
Interest accrued on loans and financial leases	340,418	352,422	342,410	(2.8)	0.6
Allowance on Interest accrued on loans and financial leases	(39,813)	(46,692)	(45,699)	(2.1)	14.8
Interest accrued on loans and financial leases, net	300,604	305,730	296,711	(2.9)	(1.3)
Bankers' acceptances, spot transactions and derivatives	293,114	313,970	298,283	(5.0)	1.8
Accounts receivable, net	545,260	742,361	742,579	0.0	36.2
Property, plant and equipment, net	308,980	345,079	351,515	1.9	13.8
Operating leases, net	781	3,226	3,176	(1.5)	306.5
Foreclosed assets, net	23,298	18,782	19,463	3.6	(16.5)
Prepaid expenses and deferred charges	252,254	203,706	191,146	(6.2)	(24.2)
Goodwill, net	489,100	467,899	465,905	(0.4)	(4.7)
Other assets, net	90,340	474,690	144,458	(69.6)	59.9
Reappraisal of assets	964,951	1,105,300	1,056,836	(4.4)	9.5
Total assets	49,588,722	56,814,657	57,327,276	0.9	15.6
LIABILITIES
DEPOSITS
Checking accounts	7,713,185	8,111,722	8,781,472	8.3	13.9
Time deposits	9,618,169	11,909,476	10,849,795	(8.9)	12.8
Savings deposits	16,034,249	18,236,246	18,320,112	0.5	14.3
Other	334,454	327,566	420,178	28.3	25.6
Total deposits	33,700,058	38,585,011	38,371,558	(0.6)	13.9
Bankers' acceptances, spot transactions and derivatives	237,077	376,438	321,919	(14.5)	35.8
Interbank borrowings and overnight funds	37,652	614,296	329,085	(46.4)	774.0
Borrowings from banks and other	3,082,325	2,303,417	2,731,110	18.6	(11.4)
Accrued interest payable	138,552	135,218	149,451	10.5	7.9
Other accounts payable	994,745	1,142,741	885,175	(22.5)	(11.0)
Bonds	1,483,010	2,551,149	2,545,104	(0.2)	71.6
Estimated Liabilities	253,306	489,096	111,088	(77.3)	(56.1)
Other liabilities	264,597	314,586	328,686	4.5	24.2
Total liabilities	40,191,322	46,511,953	45,773,175	(1.6)	13.9
Total shareholders' equity	9,397,400	10,302,703	11,554,101	12.1	22.9
Total liabilities and shareholders' equity	49,588,722	56,814,657	57,327,276	0.9	15.6

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2013

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Dec-12	Dec-13	Dec-13 Vs. Dec-12	Nov-13	Dec-13	Dec-13 Vs. Nov-13
INTEREST INCOME
Interest on loans	3,005,645	3,152,101	4.9	264,613	272,680	3.0
Interest on investment securities	384,311	369,925	(3.7)	12,578	21,042	67.3
Interbank and overnight funds	65,660	63,543	(3.2)	4,474	6,634	48.3
Financial leases	115,966	134,359	15.9	11,078	11,251	1.6
Total Interest Income	3,571,582	3,719,928	4.2	292,743	311,607	6.4
INTEREST EXPENSE
Checking accounts	92,677	91,850	(0.9)	7,644	7,791	1.9
Time deposits	532,760	485,931	(8.8)	37,640	37,094	(1.5)
Saving deposits	542,924	508,159	(6.4)	44,565	47,571	6.7
Total interest expense on deposits	1,168,361	1,085,940	(7.1)	89,850	92,456	2.9
Borrowings from banks and others	86,348	64,061	(25.8)	4,635	4,441	(4.2)
Interbank and overnight funds (expenses)	38,286	28,398	(25.8)	3,438	545	(84.1)
Bonds	94,937	133,842	41.0	11,561	11,876	2.7
Total interest expense	1,387,932	1,312,241	(5.5)	109,484	109,318	(0.2)
Net Interest Income	2,183,650	2,407,688	10.3	183,259	202,289	10.4
Provisions for loan and financial lease losses, accrued interest and other, net	407,699	570,733	40.0	45,994	58,787	27.8
Recovery of charged-off assets	(43,944)	(57,413)	30.6	(3,989)	(5,365)	34.5
Provision for investment securities, foreclosed assets and other assets	19,388	14,798	(23.7)	684	1,076	57.2
Recovery of provisions for investments securities, foreclosed assets and other assets	(17,817)	(6,631)	(62.8)	(746)	(81)	(89.1)
Total provisions, net	365,325	521,487	42.7	41,943	54,416	29.7
Net interest income after provisions	1,818,325	1,886,200	3.7	141,316	147,873	4.6
FEES AND OTHER SERVICES INCOME
Commissions from banking services	525,541	575,658	9.5	47,306	60,400	27.7
Branch network services	28,585	29,894	4.6	2,445	2,692	10.1
Credit card merchant fees	60,120	73,607	22.4	6,211	9,147	47.3
Checking fees	37,971	34,570	(9.0)	2,691	2,827	5.0
Other	4,358	4,605	5.7	771	373	(51.7)
Total fees and other services income	656,575	718,334	9.4	59,424	75,439	26.9
Fees and other services expenses	134,401	130,711	(2.7)	9,970	11,889	19.3
Fees and other services income, net	522,174	587,622	12.5	49,455	63,550	28.5
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(133,310)	191,575	243.7	57,806	(7,283)	(112.6)
Gains (losses) on derivative operations, net	202,728	(57,609)	(128.4)	(49,633)	21,641	143.6
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	712,790	891,350	25.1	119,475	119,116	(0.3)
Other	2,884	2,786	(3.4)	220	251	13.7
Total other operating income	785,092	1,028,102	31.0	127,869	133,724	4.6
Total operating income	3,125,591	3,501,924	12.0	318,640	345,147	8.3
OPERATING EXPENSES
Salaries and employee benefits	471,134	542,455	15.1	47,613	49,605	4.2
Bonus plan payments	6,441	6,676	3.6	164	251	53.4
Termination payments	885	367	(58.6)	12	1	(91.2)
Administrative and other expenses	835,537	1,003,718	20.1	91,126	96,698	6.1
Insurance on deposit, net	83,376	95,608	14.7	8,632	8,787	1.8
Charitable and other donation expenses	5,448	72	(98.7)	-	-	N.A.
Depreciation	45,602	52,558	15.3	4,693	4,718	0.5
Goodwill amortization	21,699	23,195	6.9	1,994	1,994	-
Total operating expenses	1,470,123	1,724,648	17.3	154,233	162,053	5.1
Net operating income	1,655,469	1,777,276	7.4	164,407	183,094	11.4
NON-OPERATING INCOME (EXPENSE)
Other income	165,050	115,493	(30.0)	11,161	13,200	18.3
Other expenses	31,661	32,124	1.5	1,818	3,685	102.7
Non-operating income (expense), net	133,389	83,369	(37.5)	9,343	9,515	1.8
Income before income tax expense	1,788,858	1,860,645	4.0	173,750	192,609	10.9
Income tax expense	438,011	442,196	1.0	37,269	45,552	22.2
Net income	1,350,847	1,418,450	5.0	136,482	147,058	7.7

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Dec-12	Nov-13	Dec-13	Dec-13 Vs. Nov-13	Dec-13 Vs. Dec-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,500,330	1,903,417	2,118,566	11.3	41.2
Interbank and overnight funds	380,724	104,335	447,286	328.7	17.5
Total Cash and cash equivalents	1,881,054	2,007,752	2,565,853	27.8	36.4
INVESTMENT SECURITIES
Debt securities	2,233,863	2,767,633	2,735,248	(1.2)	22.4
Trading	1,005,730	1,086,182	755,783	(30.4)	(24.9)
Available for Sale	681,112	1,086,739	1,387,795	27.7	103.8
Held to maturity	547,020	594,712	591,670	(0.5)	8.2
Equity securities	1,248,873	1,593,230	1,604,928	0.7	28.5
Trading	-	-	-	N.A.	N.A.
Available for Sale	1,248,873	1,593,230	1,604,928	0.7	28.5
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,482,736	4,360,863	4,340,176	(0.5)	24.6
LOANS AND FINANCIAL LEASES
Commercial loans	9,295,397	10,338,467	10,682,684	3.3	14.9
Consumer loans	3,485,729	4,251,467	4,319,372	1.6	23.9
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	1,782	26,824	32,138	19.8	N.A.
Financial leases	4,016,720	4,172,682	4,383,508	5.1	9.1
Allowance for loans and financial leases losses	(609,723)	(691,836)	(698,746)	1.0	14.6
Total loans and financial leases, net	16,189,904	18,097,604	18,718,956	3.4	15.6
Interest accrued on loans and financial leases	159,334	156,311	151,350	(3.2)	(5.0)
Allowance on Interest accrued on loans and financial leases	(19,427)	(19,822)	(19,237)	(2.9)	(1.0)
Interest accrued on loans and financial leases, net	139,907	136,489	132,113	(3.2)	(5.6)
Bankers' acceptances, spot transactions and derivatives	72,482	48,682	42,826	(12.0)	(40.9)
Accounts receivable, net	447,820	270,054	219,738	(18.6)	(50.9)
Property, plant and equipment, net	235,505	259,949	245,347	(5.6)	4.2
Operating leases, net	365,831	361,631	407,002	12.5	11.3
Foreclosed assets, net	27,568	22,638	25,233	11.5	(8.5)
Prepaid expenses and deferred charges	135,488	127,627	123,662	(3.1)	(8.7)
Goodwill, net	24,272	22,856	22,724	(0.6)	(6.4)
Other assets, net	217,406	466,816	272,028	(41.7)	25.1
Reappraisal of assets	390,218	410,095	443,990	8.3	13.8
Total assets	23,610,192	26,593,057	27,559,648	3.6	16.7
LIABILITIES
DEPOSITS
Checking accounts	4,504,703	4,243,758	5,581,111	31.5	23.9
Time deposits	3,471,555	3,777,624	3,783,273	0.1	9.0
Savings deposits	6,326,286	8,163,711	8,320,285	1.9	31.5
Other	248,930	167,704	278,074	65.8	11.7
Total deposits	14,551,474	16,352,797	17,962,742	9.8	23.4
Bankers' acceptances, spot transactions and derivatives	66,117	52,297	42,449	(18.8)	(35.8)
Interbank borrowings and overnight funds	639,084	1,003,400	581,557	(42.0)	(9.0)
Borrowings from banks and other	1,792,451	1,997,691	2,006,423	0.4	11.9
Accrued interest payable	80,801	64,911	83,911	29.3	3.8
Other accounts payable	442,534	541,218	418,490	(22.7)	(5.4)
Bonds	2,312,087	2,473,313	2,473,313	-	7.0
Estimated Liabilities	101,507	243,905	29,228	(88.0)	(71.2)
Other liabilities	145,085	140,649	158,093	12.4	9.0
Total liabilities	20,131,141	22,870,180	23,756,205	3.9	18.0
Total shareholders' equity	3,479,051	3,722,878	3,803,443	2.2	9.3
Total liabilities and shareholders' equity	23,610,192	26,593,057	27,559,648	3.6	16.7

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2013

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Dec-12	Dec-13	Dec-13 Vs. Dec-12	Nov-13	Dec-13	Dec-13 Vs. Nov-13
INTEREST INCOME
Interest on loans	1,387,572	1,449,309	4.4	121,233	124,479	2.7
Interest on investment securities	137,465	101,322	(26.3)	9,632	8,494	(11.8)
Interbank and overnight funds	44,725	40,915	(8.5)	3,125	3,142	0.5
Financial leases	413,161	425,720	3.0	33,373	35,318	5.8
Total Interest Income	1,982,922	2,017,266	1.7	167,364	171,431	2.4
INTEREST EXPENSE
Checking accounts	9,553	10,688	11.9	1,005	951	(5.3)
Time deposits	172,799	199,869	15.7	15,188	16,049	5.7
Saving deposits	267,483	240,024	(10.3)	20,632	21,107	2.3
Total interest expense on deposits	449,835	450,581	0.2	36,825	38,107	3.5
Borrowings from banks and others	79,617	61,276	(23.0)	4,893	4,783	(2.3)
Interbank and overnight funds (expenses)	22,370	17,627	(21.2)	1,256	415	(67.0)
Bonds	162,510	156,526	(3.7)	12,190	12,287	0.8
Total interest expense	714,332	686,010	(4.0)	55,165	55,592	0.8
Net Interest Income	1,268,590	1,331,256	4.9	112,199	115,840	3.2
Provisions for loan and financial lease losses, accrued interest and other, net	265,195	365,517	37.8	35,002	35,721	2.1
Recovery of charged-off assets	(51,874)	(50,257)	(3.1)	(3,305)	(5,163)	56.2
Provision for investment securities, foreclosed assets and other assets	12,147	10,197	(16.1)	1,104	1,730	56.7
Recovery of provisions for investments securities, foreclosed assets and other assets	(4,331)	(6,658)	53.7	(213)	(1,255)	489.8
Total provisions, net	221,137	318,798	44.2	32,588	31,034	(4.8)
Net interest income after provisions	1,047,453	1,012,458	(3.3)	79,611	84,806	6.5
FEES AND OTHER SERVICES INCOME
Commissions from banking services	160,890	186,365	15.8	16,842	16,692	(0.9)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	81,608	97,789	19.8	7,876	12,127	54.0
Checking fees	22,055	20,790	(5.7)	1,702	1,739	2.2
Other	33,064	31,798	(3.8)	2,720	2,973	9.3
Total fees and other services income	297,616	336,742	13.1	29,140	33,531	15.1
Fees and other services expenses	116,751	134,614	15.3	12,594	12,244	(2.8)
Fees and other services income, net	180,866	202,128	11.8	16,545	21,287	28.7
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	6,286	23,726	277.4	2,005	(855)	(142.7)
Gains (losses) on derivative operations, net	30,751	2,631	(91.4)	(1,595)	3,749	335.0
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	145,766	172,562	18.4	-	-	N.A.
Other	173,734	181,044	4.2	15,443	15,550	0.7
Total other operating income	356,536	379,962	6.6	15,853	18,444	16.3
Total operating income	1,584,855	1,594,549	0.6	112,010	124,537	11.2
OPERATING EXPENSES
Salaries and employee benefits	305,586	319,851	4.7	27,076	25,975	(4.1)
Bonus plan payments	21,828	23,319	6.8	1,996	2,186	9.5
Termination payments	2,672	3,172	18.7	409	(1,036)	(353.7)
Administrative and other expenses	413,891	462,330	11.7	40,086	40,972	2.2
Insurance on deposit, net	39,043	46,742	19.7	4,052	4,428	9.3
Charitable and other donation expenses	1,839	742	(59.7)	4	48	N.A.
Depreciation	132,119	139,796	5.8	12,589	12,459	(1.0)
Goodwill amortization	1,449	1,548	6.8	133	133	(0.0)
Total operating expenses	918,428	997,499	8.6	86,344	85,163	(1.4)
Net operating income	666,427	597,050	(10.4)	25,666	39,374	53.4
NON-OPERATING INCOME (EXPENSE)
Other income	28,165	28,575	1.5	1,631	1,247	(23.6)
Other expenses	17,400	20,721	19.1	1,773	2,095	18.2
Non-operating income (expense), net	10,765	7,854	(27.0)	(142)	(848)	497.8
Income before income tax expense	677,192	604,903	(10.7)	25,524	38,525	50.9
Income tax expense	166,066	149,034	(10.3)	9,180	8,158	(11.1)
Net income	511,126	455,869	(10.8)	16,344	30,367	85.8

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Dec-12	Nov-13	Dec-13	Dec-13 Vs. Nov-13	Dec-13 Vs. Dec-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	900,959	1,842,395	1,035,797	(43.8)	15.0
Interbank and overnight funds	4,155	1,449	4,624	219.2	11.3
Total Cash and cash equivalents	905,115	1,843,844	1,040,422	(43.6)	14.9
INVESTMENT SECURITIES
Debt securities	1,484,343	2,428,910	2,476,806	2.0	66.9
Trading	160,408	200,021	192,630	(3.7)	20.1
Available for Sale	809,856	1,660,628	1,707,811	2.8	110.9
Held to maturity	514,079	568,262	576,365	1.4	12.1
Equity securities	505,239	569,506	579,008	1.7	14.6
Trading	33,772	38,626	43,215	11.9	28.0
Available for Sale	471,467	530,880	535,793	0.9	13.6
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	1,989,582	2,998,416	3,055,814	1.9	53.6
LOANS AND FINANCIAL LEASES
Commercial loans	5,102,749	5,021,768	5,202,301	3.6	2.0
Consumer loans	6,217,289	6,505,122	6,509,117	0.1	4.7
Microcredit	15,489	13,936	13,819	(0.8)	(10.8)
Mortgage loans	91,610	95,896	98,925	3.2	8.0
Financial leases	323,868	271,228	267,236	(1.5)	(17.5)
Allowance for loans and financial leases losses	(429,988)	(447,233)	(438,500)	(2.0)	2.0
Total loans and financial leases, net	11,321,017	11,460,717	11,652,898	1.7	2.9
Interest accrued on loans and financial leases	128,122	121,266	116,510	(3.9)	(9.1)
Allowance on Interest accrued on loans and financial leases	(9,519)	(9,379)	(8,752)	(6.7)	(8.1)
Interest accrued on loans and financial leases, net	118,603	111,888	107,758	(3.7)	(9.1)
Bankers' acceptances, spot transactions and derivatives	2,934	1,376	1,241	(9.8)	(57.7)
Accounts receivable, net	52,567	43,963	48,792	11.0	(7.2)
Property, plant and equipment, net	151,864	160,577	161,030	0.3	6.0
Operating leases, net	370	392	386	(1.6)	4.3
Foreclosed assets, net	10,718	12,025	11,748	(2.3)	9.6
Prepaid expenses and deferred charges	104,378	61,397	57,713	(6.0)	(44.7)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	10,325	155,965	27,501	(82.4)	166.4
Reappraisal of assets	356,722	431,506	435,203	0.9	22.0
Total assets	15,024,194	17,282,065	16,600,505	(3.9)	10.5
LIABILITIES
DEPOSITS
Checking accounts	1,519,499	1,640,859	1,547,232	(5.7)	1.8
Time deposits	1,923,105	1,248,430	1,159,954	(7.1)	(39.7)
Savings deposits	5,915,615	8,831,123	8,413,033	(4.7)	42.2
Other	83,618	80,660	103,846	28.7	24.2
Total deposits	9,441,838	11,801,073	11,224,065	(4.9)	18.9
Bankers' acceptances, spot transactions and derivatives	2,877	1,501	1,242	(17.3)	(56.8)
Interbank borrowings and overnight funds	70,039	-	3,854	N.A.	(94.5)
Borrowings from banks and other	440,245	164,097	156,175	(4.8)	(64.5)
Accrued interest payable	34,933	27,245	23,521	(13.7)	(32.7)
Other accounts payable	432,296	454,747	431,113	(5.2)	(0.3)
Bonds	1,897,875	1,814,671	1,814,671	-	(4.4)
Estimated Liabilities	195,450	289,634	158,982	(45.1)	(18.7)
Other liabilities	363,303	369,661	386,716	4.6	6.4
Total liabilities	12,878,856	14,922,628	14,200,340	(4.8)	10.3
Total shareholders' equity	2,145,338	2,359,437	2,400,166	1.7	11.9
Total liabilities and shareholders' equity	15,024,194	17,282,065	16,600,505	(3.9)	10.5

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2013

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Dec-12	Dec-13	Dec-13 Vs. Dec-12	Nov-13	Dec-13	Dec-13 Vs. Nov-13
INTEREST INCOME
Interest on loans	1,415,971	1,401,074	(1.1)	114,706	115,478	0.7
Interest on investment securities	138,565	114,977	(17.0)	15,423	14,018	(9.1)
Interbank and overnight funds	18,038	13,757	(23.7)	1,098	1,109	1.0
Financial leases	36,972	33,705	(8.8)	2,290	2,471	7.9
Total Interest Income	1,609,546	1,563,513	(2.9)	133,516	133,075	(0.3)
INTEREST EXPENSE
Checking accounts	23,800	7,522	(68.4)	365	425	16.6
Time deposits	129,197	86,404	(33.1)	5,273	4,914	(6.8)
Saving deposits	238,102	245,345	3.0	23,732	24,491	3.2
Total interest expense on deposits	391,098	339,271	(13.3)	29,369	29,830	1.6
Borrowings from banks and others	37,212	9,337	(74.9)	422	418	(1.0)
Interbank and overnight funds (expenses)	8,037	3,832	(52.3)	(4)	338	N.A.
Bonds	119,067	106,471	(10.6)	8,549	8,659	1.3
Total interest expense	555,414	458,911	(17.4)	38,337	39,244	2.4
Net Interest Income	1,054,132	1,104,601	4.8	95,179	93,830	(1.4)
Provisions for loan and financial lease losses, accrued interest and other, net	102,434	77,431	(24.4)	1,987	8,382	321.8
Recovery of charged-off assets	(15,652)	(15,958)	2.0	(840)	(3,172)	277.6
Provision for investment securities, foreclosed assets and other assets	3,305	5,743	73.8	655	425	(35.2)
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,094)	(2,046)	(2.3)	(156)	(1,046)	570.6
Total provisions, net	87,992	65,170	(25.9)	1,646	4,590	178.8
Net interest income after provisions	966,140	1,039,431	7.6	93,533	89,241	(4.6)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	80,225	91,632	14.2	7,783	9,930	27.6
Branch network services	120	120	-	10	10	-
Credit card merchant fees	6,098	6,831	12.0	495	1,120	126.2
Checking fees	3,719	3,236	(13.0)	235	262	11.6
Other	9,954	8,434	(15.3)	601	674	12.1
Total fees and other services income	100,116	110,254	10.1	9,125	11,997	31.5
Fees and other services expenses	34,534	39,505	14.4	3,159	4,760	50.7
Fees and other services income, net	65,582	70,749	7.9	5,966	7,237	21.3
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(554)	2,719	590.7	518	83	(83.9)
Gains (losses) on derivative operations, net	129	(241)	(286.5)	(55)	(2)	(95.7)
Gains on sales of investments in equity securities, net	(4)	-	100.0	-	-	N.A.
Dividend Income	42,466	42,345	(0.3)	-	-	N.A.
Other	1,363	1,604	17.7	130	121	(6.7)
Total other operating income	43,400	46,428	7.0	594	202	(65.9)
Total operating income	1,075,122	1,156,608	7.6	100,092	96,680	(3.4)
OPERATING EXPENSES
Salaries and employee benefits	233,777	236,450	1.1	18,644	19,164	2.8
Bonus plan payments	3,191	3,201	0.3	115	188	63.8
Termination payments	233	448	91.7	-	34	N.A.
Administrative and other expenses	305,792	344,289	12.6	31,621	36,312	14.8
Insurance on deposit, net	29,527	31,468	6.6	2,823	3,222	14.1
Charitable and other donation expenses	1,371	1,433	4.5	119	119	(0.0)
Depreciation	20,069	21,895	9.1	1,857	1,845	(0.6)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	593,961	639,183	7.6	55,179	60,884	10.3
Net operating income	481,161	517,425	7.5	44,913	35,796	(20.3)
NON-OPERATING INCOME (EXPENSE)
Other income	79,137	104,940	32.6	1,682	12,374	635.7
Other expenses	12,281	17,175	39.9	2,002	3,039	51.8
Non-operating income (expense), net	66,856	87,764	31.3	(320)	9,335	N.A.
Income before income tax expense	548,017	605,190	10.4	44,593	45,131	1.2
Income tax expense	178,697	206,633	15.6	17,480	17,786	1.7
Net income	369,320	398,557	7.9	27,113	27,345	0.9

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Dec-12	Nov-13	Dec-13	Dec-13 Vs. Nov-13	Dec-13 Vs. Dec-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	649,679	657,007	543,379	(17.3)	(16.4)
Interbank and overnight funds	137,810	91,309	56,747	(37.9)	(58.8)
Total Cash and cash equivalents	787,489	748,316	600,126	(19.8)	(23.8)
INVESTMENT SECURITIES
Debt securities	1,987,016	1,794,437	2,250,143	25.4	13.2
Trading	526,930	365,492	882,580	141.5	67.5
Available for Sale	1,146,557	1,089,053	1,029,961	(5.4)	(10.2)
Held to maturity	313,530	339,892	337,602	(0.7)	7.7
Equity securities	11,943	11,768	11,768	-	(1.5)
Trading	175	-	-	N.A.	(100.0)
Available for Sale	11,768	11,768	11,768	-	(0.0)
Allowance	(2,216)	(2,288)	(2,281)	(0.3)	2.9
Total investment securities, net	1,996,743	1,803,917	2,259,631	25.3	13.2
LOANS AND FINANCIAL LEASES
Commercial loans	2,224,030	2,552,532	2,554,985	0.1	14.9
Consumer loans	2,808,464	3,021,837	3,025,229	0.1	7.7
Microcredit	18,438	12,231	11,734	(4.1)	(36.4)
Mortgage loans	805,363	979,762	996,041	1.7	23.7
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(251,205)	(292,447)	(295,601)	1.1	17.7
Total loans and financial leases, net	5,605,089	6,273,915	6,292,389	0.3	12.3
Interest accrued on loans and financial leases	69,061	72,761	68,007	(6.5)	(1.5)
Allowance on Interest accrued on loans and financial leases	(8,169)	(9,745)	(10,419)	6.9	27.5
Interest accrued on loans and financial leases, net	60,892	63,016	57,588	(8.6)	(5.4)
Bankers' acceptances, spot transactions and derivatives	363	407	1,107	171.9	204.9
Accounts receivable, net	47,012	37,244	65,421	75.7	39.2
Property, plant and equipment, net	110,339	103,208	102,448	(0.7)	(7.2)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	5,296	4,467	4,329	(3.1)	(18.3)
Prepaid expenses and deferred charges	49,287	39,683	37,528	(5.4)	(23.9)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	8,052	77,558	10,360	(86.6)	28.7
Reappraisal of assets	214,935	220,253	220,841	0.3	2.7
Total assets	8,885,497	9,371,984	9,651,766	3.0	8.6
LIABILITIES
DEPOSITS
Checking accounts	680,809	724,743	868,152	19.8	27.5
Time deposits	2,340,621	2,311,315	2,252,697	(2.5)	(3.8)
Savings deposits	3,706,862	4,370,731	4,395,742	0.6	18.6
Other	59,477	34,341	86,057	150.6	44.7
Total deposits	6,787,769	7,441,131	7,602,649	2.2	12.0
Bankers' acceptances, spot transactions and derivatives	-	402	1,025	154.8	N.A.
Interbank borrowings and overnight funds	627,807	355,106	523,957	47.5	(16.5)
Borrowings from banks and other	70,755	89,973	90,648	0.8	28.1
Accrued interest payable	27,779	20,294	20,463	0.8	(26.3)
Other accounts payable	167,126	123,594	159,639	29.2	(4.5)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	24,173	139,216	25,098	(82.0)	3.8
Other liabilities	48,067	46,402	52,771	13.7	9.8
Total liabilities	7,753,476	8,216,119	8,476,249	3.2	9.3
Total shareholders' equity	1,132,021	1,155,865	1,175,517	1.7	3.8
Total liabilities and shareholders' equity	8,885,497	9,371,984	9,651,766	3.0	8.6

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2013

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Dec-12	Dec-13	Dec-13 Vs. Dec-12	Nov-13	Dec-13	Dec-13 Vs. Nov-13
INTEREST INCOME
Interest on loans	732,054	785,697	7.3	67,002	66,601	(0.6)
Interest on investment securities	128,243	156,631	22.1	10,426	4,502	(56.8)
Interbank and overnight funds	7,924	4,099	(48.3)	259	210	(18.9)
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	868,220	946,428	9.0	77,687	71,313	(8.2)
INTEREST EXPENSE
Checking accounts	2,428	2,087	(14.0)	128	121	(4.9)
Time deposits	129,293	112,450	(13.0)	8,355	7,842	(6.1)
Saving deposits	87,076	84,772	(2.6)	7,091	7,233	2.0
Total interest expense on deposits	218,797	199,310	(8.9)	15,574	15,196	(2.4)
Borrowings from banks and others	6,914	3,964	(42.7)	303	188	(38.0)
Interbank and overnight funds (expenses)	28,554	19,788	(30.7)	1,738	970	(44.2)
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	254,265	223,061	(12.3)	17,615	16,354	(7.2)
Net Interest Income	613,955	723,367	17.8	60,072	54,959	(8.5)
Provisions for loan and financial lease losses, accrued interest and other, net	115,853	155,611	34.3	13,664	7,356	(46.2)
Recovery of charged-off assets	(27,084)	(22,967)	(15.2)	(1,764)	(1,728)	(2.0)
Provision for investment securities, foreclosed assets and other assets	2,181	3,251	49.0	230	961	317.0
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,957)	(2,561)	(13.4)	(475)	(1)	(99.9)
Total provisions, net	87,993	133,334	51.5	11,656	6,588	(43.5)
Net interest income after provisions	525,962	590,032	12.2	48,416	48,371	(0.1)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	148,812	151,950	2.1	12,710	12,679	(0.2)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	13,571	16,350	20.5	1,321	2,195	66.2
Checking fees	7,911	7,659	(3.2)	644	711	10.3
Other	37,342	47,336	26.8	4,420	4,258	(3.7)
Total fees and other services income	207,637	223,295	7.5	19,095	19,843	3.9
Fees and other services expenses	57,090	66,717	16.9	5,644	6,584	16.7
Fees and other services income, net	150,547	156,578	4.0	13,451	13,258	(1.4)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(535)	1,381	358.3	216	38	(82.3)
Gains (losses) on derivative operations, net	1,506	(490)	(132.6)	(186)	80	142.8
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	3,255	5,103	56.8	-	-	N.A.
Other	21	5	(78.2)	1	1	-
Total other operating income	4,247	5,999	41.2	30	119	289.7
Total operating income	680,757	752,609	10.6	61,898	61,748	(0.2)
OPERATING EXPENSES
Salaries and employee benefits	148,599	154,053	3.7	13,102	12,449	(5.0)
Bonus plan payments	1,204	1,696	40.9	7	541	N.A.
Termination payments	419	476	13.5	83	9	(89.7)
Administrative and other expenses	258,820	274,633	6.1	22,078	23,434	6.1
Insurance on deposit, net	15,550	21,285	36.9	1,852	1,879	1.5
Charitable and other donation expenses	756	477	(36.9)	4	52	N.A.
Depreciation	21,563	20,260	(6.0)	2,273	2,080	(8.5)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	446,911	472,878	5.8	39,398	40,444	2.7
Net operating income	233,847	279,731	19.6	22,500	21,304	(5.3)
NON-OPERATING INCOME (EXPENSE)
Other income	23,236	13,773	(40.7)	453	1,117	146.2
Other expenses	7,024	11,120	58.3	976	1,039	6.5
Non-operating income (expense), net	16,212	2,653	(83.6)	(523)	77	114.8
Income before income tax expense	250,059	282,384	12.9	21,977	21,381	(2.7)
Income tax expense	77,886	96,278	23.6	6,497	6,006	(7.6)
Net income	172,172	186,105	8.1	15,480	15,375	(0.7)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel